Exhibit 99.1

St. John's, NL – May 2, 2024

FORTIS INC. SHAREHOLDERS APPROVE ELECTION OF DIRECTORS, APPOINTMENT OF AUDITORS, SAY ON PAY, AND OMNIBUS EQUITY PLAN

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) announced the voting results from its Annual and Special Meeting of Shareholders held today. Shareholders voted in favour of all items of business before the meeting, including electing the nominated directors, appointing Deloitte LLP as the Corporation's auditors, approving the non-binding advisory vote regarding the Corporation's approach to executive compensation, and approving the omnibus equity plan and related matters.

Election of Directors

Fortis shareholders elected the following 12 individuals to the Board to serve until the next Annual Meeting of Shareholders or until their successors are elected or appointed:

Nominee	# Votes For	% Votes For For	# Votes Withheld	% Votes Withheld
Tracey C. Ball	270,028,891	99.03	2,654,207	0.97
Pierre J. Blouin	269,114,480	98.69	3,568,619	1.31
Lawrence T. Borgard	271,746,290	99.66	936,809	0.34
Maura J. Clark	270,934,611	99.36	1,748,913	0.64
Lisa Crutchfield	270,669,603	99.26	2,013,495	0.74
Margarita K. Dilley	271,654,834	99.62	1,028,264	0.38
Julie A. Dobson	263,037,347	96.46	9,646,178	3.54
Lisa L. Durocher	270,768,452	99.30	1,915,072	0.70
David G. Hutchens	271,767,459	99.66	916,066	0.34
Gianna M. Manes	270,724,552	99.28	1,958,547	0.72
Don R. Marchand	271,294,085	99.49	1,389,013	0.51
Jo Mark Zurel	266,144,340	97.60	6,538,758	2.40

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Appointment of Auditors

Shareholders of the Corporation approved the appointment of Deloitte LLP as the Corporation's auditors to hold office until the close of the next Annual Meeting of Shareholders.

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
277,986,153	99.50	1,400,764	0.50

Say on Pay

Shareholders approved the non-binding advisory vote regarding the Corporation's approach to executive compensation ("Say on Pay").

# Votes For	% Votes For	# Votes Against	% Votes Against
251,463,179	92.25	21,122,283	7.75

Omnibus Equity Plan and Related Matters

Shareholders approved the Corporation’s omnibus equity plan and related matters.

# Votes For	% Votes For	# Votes Against	% Votes Against
259,643,309	95.26	12,933,477	4.74

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2023 revenue of $12 billion and total assets of $68 billion as at March 31, 2024. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com

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